UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER: 000-50045
                                                       CUSIP NUMBER:

(Check one): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR
             [ ]Form N-CSR

     For Period Ended:  DECEMBER 31, 2004.

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:


 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

PENDER INTERNATIONAL, INC.
----------------------------------------------------------------------------
Full Name of Registrant


----------------------------------------------------------------------------
Former Name if Applicable

60 COLUMBIA WAY, SUITE 300
----------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

MARKHAM, ONTARIO, CANADA  L3R 0C9
----------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     | (a) The reason described in reasonable detail in Part III of this form
     |     could not be eliminated without unreasonable effort or expense
     | (b) The subject annual report, semi-annual report, transition report on
     |     Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
     |     portion thereof, will be filed on or before the fifteenth calendar
 [X] |     day following the prescribed due date; or the subject quarterly
     |     report or transition report on Form 10-Q, or portion thereof, will
     |     be filed on or before the fifth calendar day following the
     |     prescribed due date; and
     | (c) The accountant's statement or other exhibit required by Rule
     |     12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)

On March 3, 2005, Pender International Inc. ("the Company") was notified that Beckstead and Watts, LLP had resigned as the Company's principal independent auditor, effective March 3, 2005 as they would be unable to complete the audit for the fiscal year ended December 31, 2004 in a timely manner. The Company has engaged the firm of SF Partnership, LLP ("new Auditor") as its principal independent auditor effective March 4, 2005, to act as its independent auditor for the fiscal year ending December 31, 2004. The new Auditor will not be able to complete the December 31, 2004 audit by the March 30, 2005 deadline thus they require additional time to complete the year-end audit.


PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

           KALSON G.H. JANG          905              882-2308
         --------------------   -------------   --------------------
                (Name)           (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                              YeS[X]    No[ ]


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              YeS[ ]    No[X]

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

------------------------------------------------------------------------------

                          PENDER INTERNATIONAL, INC.
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 2005                     By: /s/ Kalson G.H. Jang
                                             -----------------------------
                                             Chairman of the Board